

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

William J. Carden
Chief Executive Officer
American Spectrum Realty, Inc.
2401 Fountain View, Suite 510
Houston, Texas 77057

> **Re:** **American Spectrum Realty, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 001-16785**

Dear Mr. Carden:

We have reviewed your response letter dated March 22, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements and Notes

Note 15 – Subsequent Events, page 46

1.   In your response to comments one and two, you plan to restate your 2010 quarterly financials to reflect the corrected accounting treatment of 20 managed properties (i.e., 16 properties will be consolidated while the remaining 4 properties will be accounted for under the equity method). However based upon previous correspondence, it appears that your analysis is missing one property. In a letter dated February 25, 2011 in response to comment five, you indicated that you obtained the approval to manage 21 properties as of September 30, 2010. Please advise us of how you plan to account for this property.

2.   Of the properties you plan to consolidate, you determined that only four properties were considered to be variable interest entities. Given that the operating agreements

of the LLCs are substantially identical as you have indicated in your letter dated February 25, 2011, it is unclear how you determined what entities should be considered VIEs. Please provide us a detailed analysis of FASB ASC 810-10-15-14A through 14C to support your conclusion that only these 4 properties should be considered VIEs.

3.   For those LLCs that you plan to account under the equity method, please tell us whether you serve as the General Partner of any of these entities. If so, please tell us how you analyzed FASB ASC 810-10-25-1 in determining whether these entities should be consolidated.

4.   It appears that certain line items were omitted in the proposed restatement footnote included in your supplemental response, and as such the totals for revenues, expenses and net income are not mathematically accurate. Please revise.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant